Exhibit (a)29

Transcript of analysts briefing and conference call conducted by Rinker

Group Limited on 10 April 2007

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Target’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, and all amendments thereto, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by Cemex Australia PTY Ltd, a wholly-owned subsidiary of Cemex S.A.B. de C.V., will be, available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should,” “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs and healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law.  You are cautioned not to place undue reliance on any forward-looking information.

[START OF TRANSCRIPT]

John Morschel:

My name is John Morschel, and I am the Chairman of Rinker Group. David Clarke is expected to join us by telephone from West Palm Beach any minute. That’s what we were waiting for, so I apologise for the delay. Also with us are our company secretary Peter Abraham and our Vice-President of Corporate Affairs and Investor Relations, Debra Stirling.

We don’t expect this to be a long meeting, and we don’t have a presentation. We just wanted to give you the opportunity to ask questions about the announcement earlier today, in connection with the CEMEX takeover bid for Rinker.

The gist of the announcement is that CEMEX have agreed to lift their cash offer for Rinker from US$13.00 to US$15.85 per ordinary share. This is an increased of US$2.85 or 22%, or 23% if you include the 13 US cent interim dividend that CEMEX was entitled to deduct from their original offer.

The revised bid values Rinker at an enterprise value of US$15.3 billion dollars, or A$18.7 billion, which I believe is the highest cash offer ever made for an Australian company. The increase is 23%, or US$2.98, assuming CEMEX has exercised its right to reduce the original offer price by the 16 Australian cents, or 13 US cents per share interim dividend that we paid to shareholders on December 11 last year.

Under the terms of the original bid, CEMEX has the right to deduct dividends paid during the offer period from their offer price. However, CEMEX has agreed not to reduce their US$15.85 offer by the interim dividend amount.

For our US American depositary receipt holders, the revised bid represents US$79.25 per ADR, which is US$14.25 or 22% above the CEMEX initial offer, or US$14.90 or 23% assuming CEMEX have deducted the interim dividend.

In Australian dollars, this higher offer is equivalent to A$19.41 per Rinker ordinary share, using Thursday’s Reserve Bank mid-point rate as the Australian-US dollar exchange rate. This is A$3.65 above the initial offer price, which is at $15.76 if we assume CEMEX were to deduct the interim dividend from the offer price, as I explained earlier.

Although the offer is still denominated in US dollars, CEMEX has agreed subject to obtaining any necessary ASIC modifications or takeovers panel approval, to give all shareholders for shares purchased prior to today, the option of a fixed Australian dollar offer price of 19 dollars 50 for their first 2000 ordinary shares.

The higher offer is within the US$15.85-US$17.74 valuation range of the independent expert’s report, which was included in the target statement distributed to shareholders in November 2006.

The independent expert Grant Samuel and Associates has also verbally advised Rinker that the higher offer from CEMEX, is within their current US dollar valuation range.

The higher offer represents:
• a 40% premium in Australian dollars to the Rinker ordinary share price, just before CEMEX launched its takeover bid on the 26th of October last year, and a 50% premium in US dollars,
• a 48% premium to the US ADR price just before the bid was launched.
• a multiple of 10.4 times economic value to EBITDA based on the 12 months trailing EBITDA to the 31st of December last year, and

• a 5% premium to the closing share price Thursday just before the Australian Stock Exchange closed for the Easter break.

CEMEX has also agreed to waive all conditions to the bid, except the 90 per cent minimum acceptance condition. If they reach the 90% level, they can then proceed to compulsory acquire the remaining shareholdings and move to 100 per cent ownership.

However, if the required level of acceptances is not reached, the offer will lapse unless this condition is waived.

CEMEX has described the offer as best and final in the absence of a superior proposal.

Any Rinker shareholders who may have already accepted the initial CEMEX offer, will be eligible for the increased offer price announced today.

For the Rinker Board, the increased offer was bittersweet.

The directors have unanimously recommended that in the absence of a superior proposal, it is in the best interests of shareholders to accept the increased CEMEX offer. All Rinker Directors intend to accept the higher offer for our own Rinker shares, again assuming no superior proposal arises. But we have been working extremely hard to find an alternative to this bid.

Directors strongly rejected CEMEX’s initial US$13 a share offer in October, saying it was far too low. It certainly was.

Rinker has a great track record and has outperformed its global construction materials peers on many measures, since we demerged from CSR.

CEMEX subsequently indicated to us, after considerable negotiation, that it would lift its bid to a best and final US$15.85, that is, within the independent expert’s range, if the Rinker Board agreed to recommend the offer.

After careful consideration, the Rinker Board came to the view that shareholders should be given the opportunity to consider the offer, and accordingly we have recommended that offer.

Our recommendation was made after five months of carefully considering a series of alternatives. Directors and senior management have together reviewed various options, as we sought to maximise the value for our shareholders.

Our benchmark was to find an alternative that would exceed the value of CEMEX’s offer. In doing that of course, Directors had to take into account the various regulatory timing and other execution risks.

In particular, we knew that many shareholders would prefer us to find an alternative that incorporated some substantive growth, particularly in the US, which has been our primary growth focus for many years.

Since 1998, we have invested around two billion US dollars in more than 50 acquisitions, and a further one billion dollars in new plant and quarries and other expansion opportunities.

Unfortunately, we were not able to find a substantive growth option that would allow us to build further on that performance.

We also looked at transactions involving other industry participants, private equity and corporate restructuring, with or without partners, and with or without the demerger of the Readymix operations here in Australia, and including a re-domicile of Rinker to the US.

But we could not find an alternative that offered a better risk reward combination for our shareholders, than what the higher CEMEX offer represents.

Despite the slowdown in US residential construction, we again confirm Rinker’s profit guidance for our financial year ended March 2007. Earnings per share is expected to be around the bottom of the 84 to 90 US cent range, excluding the tax consolidation gain and takeover defence costs.

Whilst I indicated that Rinker’s Directors remain confident about the long-term prospects of the Rinker business, the impact of the downturn on this current financial year is difficult to predict right now.

We also took into account that if the CEMEX offer was withdrawn, there was a risk that the Rinker share price would fall.

Overall, given the current uncertainty and our evaluation of the available alternatives, the Board agreed that in the absence of a superior proposal, the revised CEMEX cash offer represents the best risk adjusted return for shareholders.

So that is the essence of our recommendation.

On behalf of Rinker’s other Directors, I would like to think Rinker’s employees for their outstanding performance over the past four years, that has seen our Australian dollar share price increase 295%, and a total shareholder return of 332%, and created the value that CEMEX recognised with this takeover bid.

I would also like to thank our shareholders for their loyalty, support and encouragement, particularly over the last five months.

The CEMEX offer is currently scheduled to close on the 18th of May 2007, following a further extension announced today.

Having given our recommendation today, it is now up to our shareholders to decide whether they will accept the revised offer price or not. That concludes my opening comments.

Thank you for listening. We will now open the floor to questions, either to myself, or David Clarke if he’s on the phone — he is on the phone. Welcome David.

Because this conference is being webcast, please use the microphone to ask questions, and tell us your name and organisation you represent. Thank you very much.

Question:	(David Leitch, UBS) I was just wondering if Rinker will be proceeding with its full year and fourth quarter profit announcements and estimates for the year ahead in the normal course, as things stand?

John Morschel:	We will be proceeding with our profit announcement in May as usual. Any other questions? Looks like David you get off lightly.

David Clarke:	Yes, that’s right.

John Morschel:	No other questions? Thank you very much for coming. Thank you David.

David Clarke:	Okay.

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DUE TO A CALL OPERATOR MISUNDERSTANDING, THE CALL WAS CONCLUDED BEFORE ADDITIONAL QUESTIONS COULD BE PUT